

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 12, 2024

Andy Cheung
Chief Financial Officer
Commercial Vehicle Group, Inc.
7800 Walton Parkway
New Albany, Ohio 43054

> **Re: Commercial Vehicle Group, Inc.**
> **Form 10-K for the Year Ended December 31, 2023**
> **Filed March 14, 2024**
> **Form 8-K**
> **Filed on March 4, 2024**
> **File No. 001-34365**

Dear Andy Cheung:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments.

Form 10-K for the Year Ended December 31, 2023

Financial Statements
Note 7. Income Taxes, page 52

1. We note that you reversed $22.0 million of the tax valuation allowance on your U.S. deferred tax assets in fiscal 2023 after considering the weight of the positive evidence, including the cumulative income position in the three most recent years and forecasts for a sustained level of future taxable income was sufficient to overcome the weight of the negative evidence during the year ended December 31, 2023. We also note that you consider of all available evidence using a "more likely than not" standard including but not limited to the nature, frequency and severity of recent losses, forecasts of future profitability, the duration of statutory carryforward periods, your experience with unused tax attributes expiring and tax planning alternatives. Please provide us, and revise future disclosures here or in critical accounting policies in

MD&A to provide, a more specific and comprehensive analysis of your assessment of the realizability of your deferred tax assets as of December 31, 2023. Your analysis should include but not necessarily be limited to the following:

- Clarify your disclosure that you achieved cumulative income position in the U.S. in the three most recent years in light of the tabular disclosures on the top of page 52;

- Quantify the projected taxable income and the time periods over which it will be required to be generated for you to fully utilize your deferred tax assets;

- Describe the nature of any tax planning strategies, including any uncertainties, risks and assumptions associated with those strategies;

- Discuss all the positive and negative evidence you considered and how such evidence was weighted; and

- Discuss any other significant estimates and assumptions used in your analysis.

Please refer to ASC 740-10-30-16 through 25, ASC 740-10-55-39 through 48, and ASC 740-10-55-120 through 123 for guidance.

Note 16. Segment Reporting, page 63

2. Please revise the note in future filings to reconcile your reportable segments' measures of profit or loss (i.e., segment operating income (loss)) to your consolidated income before taxes and discontinued operations as required by ASC 280-10-50-30(b).

Form 8-K filed on March 4, 2024

Exhibit 99.1
Appendix A: Reconciliation of GAAP to Non-GAAP Financial Measures, page 9

3. We note that in determining your non-GAAP measures for the three months and for the year ended December 31, 2022, you adjust for (i) an inventory charge relating to decrease demand in the Industrial Automation segment, and (ii) executive transition costs. The adjustments to your non-GAAP financial measures for inventory and executive transition costs appear to be normal operating expenses necessary to operate your business. As such, these adjustments are inconsistent with Question 100.01 of the Non-GAAP Financial Measures Compliance & Disclosure Interpretations. Please revise your non-GAAP measures in future filings to remove these adjustments.

4. We note your non-GAAP adjustments labelled "tax valuation allowance" reflected in your Adjusted net income measure presented for the reported periods in fiscal years 2023 and 2022, and that the amounts mirror exactly the change in valuation allowance presented in the Income Tax note to your financial statements on page 52 of your Form 10-K for the year ended December 31, 2023. Please address the following:

- Clearly describe to us in detail what the adjustments represent and your reasons for excluding the changes in your tax valuation allowances from the measure.

- Tell us why management believes the adjustments are meaningful and appropriate.

- Explain to us how you determined that your evaluation of the positive and negative evidence to support realizability would be different on a non-GAAP basis such that excluding the changes in the GAAP tax valuation allowance would be appropriate.

- Tell us why the adjustments are consistent with Questions 100.01 and 102.11 of the Non-GAAP Financial Measures Compliance & Disclosure Interpretations.

        In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Please contact Ernest Greene at 202-551-3733 or Martin James at 202-551-3671 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing

cc: Aneezal Mohamed, Chief Legal Officer